P.O. Box 2600
Valley Forge, PA 19482-2600

610-669-9296
Anthony_Coletta@vanguard.com

May 14, 2019

Lisa N. Larkin, Esq.
U.S. Securities and Exchange Commission via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE: Vanguard Specialized Funds (the “Trust”)
File No. 2-88116
Post-Effective Amendment No. 103 – Vanguard Global ESG Select Stock Fund (the “Fund”)

Dear Ms. Larkin,

This letter responds to your comments provided on April 15, 2019, to the above referenced post-effective amendment.

Comment 1: Principal Investment Strategies
Comment: The Staff notes that the Fund’s name contains the word “global.” Please expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. For example, the Fund could include a policy that under normal circumstances, the Fund will invest at least 40% of its assets outside the United States, unless market conditions are not deemed favorable, in which case the
Fund would invest at least 30% of its assets outside the United States.

Response: The Adopting Release for Rule 35d-1 under the 1940 Act (“Adopting Release”) states that, although “global” and “international” funds, which are similar to “world” funds, are not subject to Rule 35d-1 under the 1940 Act, the terms “global” and “international”
connote diversification among investments in a number of different countries throughout the world. Footnote 42 of the Adopting Release explains that the SEC expects that funds using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world. The SEC Staff, in 2012, clarified that one way to satisfy this requirement would be for a fund to invest, under normal market conditions, in at least three different countries, and invest at least 40 percent of its assets outside the United States or, if conditions are not favorable, invest at least 30 percent of its assets outside the United States. We believe that the Fund’s investment strategy conforms to the guidance found in the above footnote and other Staff guidance. As disclosed in the Fund’s “Principal Investment Strategies” and “Market
Exposure” sections, the Fund invests in “stocks of large and mid-size companies located in a number of countries throughout the world, including issuers located in emerging markets” (emphasis added). Because we believe that the Fund’s investment strategy

Lisa N. Larkin, Esq.
May 14, 2019

conforms to the guidance found in the above footnote and other SEC staff guidance, we respectfully decline to make the requested change.

Comment 2: Principal Investment Strategies
Comment: In the “Principal Investment Strategies” section, please describe the criteria (e.g., third-
party ratings, indexes, or screening factors) the advisor will use to assess a company’s environment, social, and governance (“ESG”) practices.

Response: The advisor does not rely on third-party ratings or screens as exclusionary criteria when assessing a company’s ESG practices. Rather, the advisor relies on research and engagement to (i) identify the ESG risks and opportunities most material to a company's long-term fundamentals and (ii) evaluate how the company integrates those ESG risks and opportunities into its corporate strategy. We have revised the disclosure in the
“Principal Investment Strategies” and “Security Selection” sections accordingly.

Comment 3: Principal Investment Strategies
Comment: Per Item 9(b)(2) of Form N-1A, please describe in general terms how the advisor determines which securities to sell.

Response: We have revised the disclosure in the manner requested.

Comment 4: Statement of Additional Information
Comment: Per Item 16(c)(1)(iv) of Form N-1A, please add “or group of industries” to the end of the sentence in the sub-section titled “Industry Concentration.”

Response: We have revised the disclosure in the manner requested.

Please contact me at (610) 669-9296 with any questions or comments regarding the above response.
Thank you.

Sincerely,

/s/ Anthony V. Coletta, Jr.

Anthony V. Coletta, Jr.
Associate Counsel
The Vanguard Group, Inc.